

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 3, 2018

Mark Sustana
General Counsel and Secretary
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172

>   **Re: Lennar Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed December 26, 2017**
>   **File No. 333-221738**

Dear Mr. Sustana:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2017 letter.

General

1. On your consolidated statements of operations and comprehensive income on page 68 of your Form 10-K, as well as on the statements included in subsequent Forms 10-Q, you refer to the total of net earnings and other comprehensive income as "other comprehensive income." It appears this line item would be more appropriately captioned "total comprehensive income" or "comprehensive income," as presented in ASC 220-10-55-7. Please revise accordingly.

Summary

Certain U.S. Federal Income Tax Considerations (See Page 69), page 6

2. We note your response to comment 14 of our letter dated December 19, 2017. Please revise your disclosure here to remove reliance on assumptions that the merger will qualify as a reorganization. In that regard, we note your revisions to pages xii and 70.

Background to the Merger, page 35

3. We note your response to comment 7 in our letter dated December 19, 2017. Please be aware that the requirement to disclose the information required by Item 1015(b)(6) of Regulation M-A is not limited to situations in which a report, opinion or appraisal was presented in connection with a fairness opinion. Rather, if a report, opinion or appraisal materially relates to the transaction, has been received from an outside party and is referred to in the prospectus, then information required by Item 1015(b) is required. Please see Item 4(b) of Form S-4. Please clarify whether it is your position that the valuation analysis is not a report, opinion, or appraisal, and/or whether you mean that the information was included in or was not materially different from the report given to the board in the presentation that accompanied delivery of the fairness opinion. Alternatively, please revise to include the information required by Item 1015(b).

Certain U.S. Federal Income Tax Considerations, page 69

Tax Opinion, page 70

4. Disclosure on page 70 indicates that the discussion of tax consequences that appears in the proxy statement/prospectus is based on an opinion of Gibson Dunn that has yet to be delivered, and that will be dated as of the closing date. Please revise to clarify that the discussion is based on the opinion of Gibson Dunn, dated December 22, 2017, that you have received and filed as an exhibit to the registration statement. Please also revise the Q&A on page xii entitled "What are the tax consequences of the Merger?" and any similar disclosures elsewhere in the proxy statement/prospectus.

Exhibit 8.1

5. Counsel's opinion should cover all of the tax consequences to stockholders that are described in the prospectus. We note that the opinion filed as Exhibit 8.1 only addresses qualification as a reorganization under Section 368(a) of the Code. It does not describe the tax consequences to stockholders that follow and that are described in the prospectus and are stated to be based on counsel's opinion. As noted in comment 15 of our letter dated December 19, 2017, counsel may provide a "short form" opinion stating that the discussion in the prospectus constitutes its opinion. If counsel provides a short form opinion, the company should also revise the disclosure to clearly state that the discussion constitutes counsel's opinion.

You may contact Ameen Hamady, Staff Accountant, at (202 551-3891 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: David Bernstein, Esq.
        Audrey S. Leigh, Esq.